SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2007
Commission file number: 001-16143

BAYER SCHERING PHARMA AKTIENGESELLSCHAFT
(formerly Schering Aktiengesellschaft)

Muellerstrasse 178
13353 Berlin
Federal Republic of Germany
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__  Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes _____  No __X__

Novel cholesterol uptake inhibitor ZETIA® approved in Japan

Product will be co-marketed by Bayer Yakuhin Ltd. and Schering-Plough K.K.

Berlin/Japan – The Japanese Ministry of Health, Labour and Welfare (MHLW) has approved ZETIA® (ezetimibe), a novel cholesterol-lowering agent that inhibits the absorption of cholesterol in the intestines. ZETIA® will be co-marketed by Bayer Yakuhin Ltd. and Schering-Plough K.K. Japan. The drug is approved for use either as monotherapy or co-administered with a statin, for further reduction of LDL “bad” cholesterol.

ZETIA®, which works in the digestive tract to inhibit the absorption of cholesterol, is complementary to the class of cholesterol-lowering agents known as statins, which work in the liver to reduce the production of cholesterol. In a multi-center, randomized, double-blind, placebo-controlled 12-week clinical trial in 628 patients with high cholesterol, the co-administration of atorvastatin (10 mg, 20 mg, 40 mg, 80 mg) with ZETIA® 10mg lowered LDL "bad" cholesterol by an average of 53 to 61 percent from baseline across the dosing range compared to average LDL cholesterol reductions of 37 to 54 percent with atorvastatin alone.

The total number of hypercholesterolemia patients in Japan, including those undiagnosed, is estimated to be approximately 30 million. It is believed that, of these, about 80% are untreated.

The co-marketing agreement regarding ZETIA® is part of Bayer’s strategic pharmaceuticals alliance with Schering-Plough, which was announced in 2004. Bayer’s primary care pharmaceutical products, such as the antibiotics Avelox® and Cipro®, the cardiovascular product Adalat® and also Levitra® are today marketed and distributed by Schering-Plough in the United States and Puerto Rico.

Bayer HealthCare
Bayer HealthCare, a subsidiary of Bayer AG, is one of the world’s leading, innovative companies in the healthcare and medical products industry and is based in Leverkusen, Germany. The company combines the global activities of the Animal Health, Consumer Care, Diabetes Care and Pharmaceuticals divisions. The pharmaceuticals business operates under the name Bayer Schering Pharma and as Bayer HealthCare Pharmaceuticals in the US and Canada. Bayer HealthCare’s aim is to discover and manufacture products that will improve human and animal health worldwide.
www.bayerhealthcare.com

Bayer Schering Pharma
Bayer Schering Pharma is a worldwide leading specialty pharmaceutical company. Its research and business activities are focused on the following areas: Diagnostic Imaging, Hematology/Cardiology, Oncology, Primary Care, Specialized Therapeutics and Women's Healthcare. With innovative products, Bayer Schering Pharma aims for leading positions in specialized markets worldwide. Using new ideas, Bayer Schering Pharma aims to make a contribution to medical progress and strives to improve the quality of life.
www.bayerscheringpharma.de

Berlin, April 18, 2007
ym      (2007-0206e)

Contact:
Yvonne Möller, Tel.: +49 30 468 17 389
E-Mail: yvonne.moeller@bayerhealthcare.com

Forward-looking statements
This press release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

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News Release	Bayer HealthCare AG Corporate Communications 51368 Leverkusen Germany Tel.: +49-214 30-1 www.presse.bayer.com

First-of-its-Kind Data Show:

Immediate Treatment of Early MS Patients with Betaferon®
Significantly Delayed Permanent Disability

Risk to confirmed EDSS progression reduced by 40 percent compared to delayed treatment

Berlin – Bayer Schering Pharma AG, Germany, announced today new data, which show that immediate initiation of Betaferon® (interferon beta-1b) treatment in patients with a first event suggestive of multiple sclerosis (MS) can significantly reduce the risk of permanent neurological impairment as measured by the Expanded Disability Status Scale (EDSS) by 40 percent over three years compared to delayed treatment. These findings from the BENEFIT (BEtaferon in Newly Emerging multiple sclerosis For Initial Treatment) studies* were presented today at the American Academy of Neurology’s 59th Annual Meeting in Boston, Massachusetts.

“Some patients have already developed significant neurological damage when they first present with signs of MS, which can lead to accumulated disability later in life. The BENEFIT results clearly show that immediate treatment with Betaferon® initiated after the first clinical event can significantly reduce that damage, which could translate into a greater delay in the time it takes for patients to suffer from the debilitating consequences of MS,” said Dr. Mark S. Freedman, Professor of Neurology at the University of Ottawa and investigator of the study. “This is a truly novel finding that has not yet been demonstrated for any other immunomodulatory MS treatment, and underscores the urgent need to treat patients early rather than waiting for further signs of MS to develop. Physicians and patients should consider these unprecedented findings when making treatment decisions.”

“Immediate treatment” refers to treatment initiated after the first clinical event; “delayed treatment” is initiated after the second clinical event or after 2 years, whatever comes first.

“We are delighted that the BENEFIT study continues to deliver ground-breaking results,” said Darlene Jody, M.D., President of Bayer HealthCare’s Specialized Therapeutics Global Business Unit. “In the past year, Betaferon® has received approval around the world for use in patients with the earliest signs of MS. We intend to submit this novel data for inclusion in our label. Regulatory approval would further differentiate Betaferon® from other products in the market place and strengthen our position.”

About BENEFIT
BENEFIT is a multi-center trial conducted at 98 sites in 20 countries and included patients presenting with a single clinical episode suggestive of MS. A total of 468 patients with a first clinical demyelinating event suggestive of MS and typical MRI findings were randomized to receive either 250 micrograms of interferon beta-1b (Betaferon®) every other day or placebo as a subcutaneous injection in a double blind fashion. The placebo-controlled treatment period lasted up to 24 months or up to the time when patients were diagnosed with clinically definite MS. All study participants were then invited to participate in a follow-up study with Betaferon® to prospectively assess the impact of such immediate versus delayed treatment with Betaferon® on the long-term course of the disease for a total observation time of five years.

Results from a prospectively planned analysis of patients three years after the first event suggestive of MS showed that immediate treatment with Betaferon® after the first event suggestive of MS reduced the risk for confirmed EDSS progression by 40 percent over three years compared to delayed treatment. At three years, patients who initiated Betaferon® treatment immediately were 41 percent less likely to progress to clinically definite MS versus patients who began treatment later. These results confirm the findings of the placebo-controlled BENEFIT study.

At the end of three years, 73 percent of patients were on Betaferon® treatment after the first event suggestive of MS.

About Betaferon® / Betaseron®
Betaferon®, which is marketed in the U.S. and Canada under the trademark Betaseron®, was the first disease-modifying drug introduced for MS and is a well-established

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treatment around the world. In the U.S., Europe and Japan, Betaferon® has been approved for all relapsing forms of MS. It is able to reduce the number of MS episodes by one-third, and the frequency of moderate to severe episodes by as much as 50 percent. Sixteen years’ follow up of people treated with Betaferon® has shown that it is safe and well tolerated.

References
*Mark S. Freedman, et al: Betaseron in Newly Emerging Multiple Sclerosis for Initial Treatment (BENEFIT): Effects of Immediate vs. Early Onset of Interferon Beta-1b Treatment, American Academy of Neurology, 59th Annual Meeting

Bayer HealthCare
Bayer HealthCare, a subsidiary of Bayer AG, is one of the world’s leading, innovative companies in the healthcare and medical products industry and is based in Leverkusen, Germany. The company combines the global activities of the Animal Health, Consumer Care, Diabetes Care and Pharmaceuticals divisions. The pharmaceuticals business operates under the name Bayer Schering Pharma and as Bayer HealthCare Pharmaceuticals in the US and Canada. Bayer HealthCare’s aim is to discover and manufacture products that will improve human and animal health worldwide.

Bayer Schering Pharma
Bayer Schering Pharma is a worldwide leading specialty pharmaceutical company. Its research and business activities are focused on the following areas: Diagnostic Imaging, Hematology/Cardiology, Oncology, Primary Care, Specialized Therapeutics and Women's Healthcare. With innovative products, Bayer Schering Pharma aims for leading positions in specialized markets worldwide. Using new ideas, Bayer Schering Pharma aims to make a contribution to medical progress and strives to improve the quality of life.

Berlin,          May 1, 2007
km               (2007-0219E)

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Contact:
Dr. Katrin Mugele, BHC Global Pharma & Product Communication,
Tel.: +49 30 46 81 13 99    Fax: +49 30 46 81 81 52
E-mail: katrin.mugele@bayerhealthcare.com

Forward-looking statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

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News Release	Bayer HealthCare AG Corporate Communications 51368 Leverkusen Germany Tel.: +49-214 30-1 www.presse.bayer.com

International Diabetes Federation recommends Acarbose therapy for the prevention of type 2 diabetes

Berlin/Barcelona – The International Diabetes Federation (IDF) has published a new consensus statement on type 2 diabetes prevention which recommends considering intervention with acarbose (Glucobay®*) when lifestyle intervention alone has failed. This guideline presents best practice care for individuals with prediabetes, as agreed by a panel of internationally respected diabetologists, which was presented at the 2nd International Congress on Prediabetes and the Metabolic Syndrome held in Barcelona, Spain, April 25-28, 2007, and was published in the May issue of Diabetic Medicine1.

Professor Paul Zimmet, Director of the International Diabetes Institute and co-author of the consensus statement, emphasized the need for doctors and governments to act now. “With 246 million people with diabetes now and 380 million people with diabetes by 20252, diabetes is set to heavily burden national economies,” he said. “Type 2 diabetes can be prevented, but it will take enormous political will on the part of governments to make this a reality.”3

“There is overwhelming evidence that lifestyle changes can help prevent the development of type 2 diabetes in those at high risk.”3 said Professor Sir George Alberti, Past President of the IDF and co-author of the consensus statement. There was further acknowledgement that some patients will require pharmacotherapy in addition to lifestyle modification.1

Acarbose and metformin are the only pharmacotherapies recommended by the IDF.1  The recommendation for acarbose is supported by the Study to Prevent Non-Insulin Dependent Diabetes Mellitus (STOP-NIDDM), a randomised, placebo-controlled trial carried out in Europe and North America with an average treatment duration of 3.3 years.

The study shows that treatment with acarbose significantly reduced the risk of progressing from prediabetes to type 2 diabetes by 36%, as well as significantly increasing the rate of reversion from prediabetes to normal glucose tolerance.4 In addition, acarbose significantly reduced the risk of a first cardiovascular event by 49%, including a 91% reduction in the risk of myocardial infarction.5

A new study, the Acarbose Cardiovascular Evaluation (ACE) trial, will further investigate the cardiovascular benefits of acarbose.6 ACE is a randomised, placebo-controlled design study, which will assess, as the primary endpoint, the effect of acarbose on the occurrence of new cardiovascular events (secondary CVD prevention). Final trial results are expected in 2013.

Additional Information
Three-step IDF strategy for type 2 diabetes prevention1
Step 1 is to identify individuals at high risk of developing type 2 diabetes through opportunistic screening in the clinic. Healthcare personnel are advised to use simple, practical and inexpensive tools, such as the Finnish Diabetes Risk Score (FINDRISC) questionnaire7 for these individuals.

Step 2 is to measure a high-risk individual’s level of risk. The IDF consensus statement recommends measuring fasting blood glucose, which is straightforward and quick in the clinical setting; however, this should be followed by an oral glucose tolerance test (OGTT) to confirm a diagnosis of prediabetes or diabetes.

Step 3 is intervention to lower an individual’s level of risk. In the first instance, this should take the form of lifestyle intervention: adopting and maintaining a healthy diet, taking more exercise and aiming for sustainable weight loss. However, IDF recommends that “some patients, who cannot change their lifestyle sufficiently, will also require pharmacotherapy.”1

Bayer HealthCare
Bayer HealthCare, a subsidiary of Bayer AG, is one of the world’s leading, innovative companies in the healthcare and medical products industry and is based in Leverkusen, Germany. The company combines the global activities of the Animal Health, Consumer Care, Diabetes Care and Pharmaceuticals divisions. The pharmaceuticals business operates under the name Bayer Schering Pharma and as Bayer HealthCare Pharmaceuticals in the US and Canada. Bayer HealthCare’s aim is to discover and

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manufacture products that will improve human and animal health worldwide. www.bayerhealthcare.com

Bayer Schering Pharma
Bayer Schering Pharma is a worldwide leading specialty pharmaceutical company.  Its research and business activities are focused on the following areas: Diagnostic Imaging, Hematology/Cardiology, Oncology, Primary Care, Specialized Therapeutics and Women's Healthcare. With innovative products, Bayer Schering Pharma aims for leading positions in specialized markets worldwide. Using new ideas, Bayer Schering Pharma aims to make a contribution to medical progress and strives to improve the quality of life. www.bayerscheringpharma.de

Berlin, May 8, 2007
ym           (2007-0247)

Contact
Yvonne Möller
Tel.: +49 (0) 30 468 17 389, fax: +49 (0) 30 468 16 710
E-mail: yvonne.moeller@bayerhealthcare.com

References
1. Alberti KG, Zimmet P and Shaw J. International Diabetes Federation: a consensus on type 2 diabetes prevention. Diabetic Medicine 2007;24:451–63.
2. International Diabetes Federation. Diabetes Atlas, Third Edition, 2006. Available at www.eatlas.idf.org.
3. Governments must act on biggest epidemic in human history – new IDF consensus on prevention of diabetes is launched [press release]. International Diabetes Federation, Barcelona, 26 April 2007.
4. Chiasson JL, Josse RG, Gomis R, Hanefeld M, Karasik A, Laakso M. Acarbose for prevention of type 2 diabetes mellitus: the STOP-NIDDM randomised trial. Lancet 2002;359:2072–7.
5. Chiasson JL, Josse RG, Gomis R, Hanefeld M, Karasik A, Laakso M.  Acarbose treatment and the risk of cardiovascular disease and hypertension in patients with impaired glucose tolerance: the STOP-NIDDM trial. JAMA 2003;290:486–94.
6. Holman RR and Pan CY. Acarbose cardiovascular evaluation (ACE) in prediabetic subjects [abstract]. 2nd International Congress on Prediabetes and the Metabolic Syndrome, Barcelona, Spain, 24–28 April  2007.
7. Lindstrom J, Tuomilehto J. The diabetes risk score: a practical tool to predict type 2 diabetes risk. Diabetes Care 2003;26:725–31.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYER SCHERING PHARMA AKTIENGESELLSCHAFT

By:	/s/ Dr. Markus Pickel
	Name:	Dr. Markus Pickel
	Title:	Head Global Corporate Communications Bayer Schering Pharma AG

By:	/s/ Oliver Renner
	Name:	Oliver Renner
	Title:	Head Global Public Relations & Public Affairs Bayer Schering Pharma AG

May 18, 2007